SEC
Mail Processing
Section

MAR 16 2020

Washington DC
413

20012866

N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response.......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70272

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **5/15/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BFC CAPITAL LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

699 Boylston Street
(No. and Street)

Boston	**MA**	**02116**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anita Molino — **(617) 226-8103**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

MARCUM LLP
(Name - if individual, state last, first, middle name)

53 State Street 17th Floor	**Boston**	**MA**	**02109**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anita Molino, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of BFC Capital LLC, as as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATIE MCPHEE
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS
MY COMMISSION EXPIRES OCTOBER 15, 2021

Anita P. Molino 3/11/2020
Signature

Principal and CCO
Title

Katie McPhee 3/11/2020
Notary Public

This report* contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [x] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [x] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BFC CAPITAL, LLC

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BFC Capital LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BFC Capital LLC (the "Company") as of December 31, 2019, the related statement of income, changes in member's equity, and cash flows for the period May 15, 2019 (commencement of broker dealer operations) through December 31, 2019, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period May 15, 2019 through December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I – Computation of Net Capital Under Rule 15c3-1, Schedule II – Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3, and Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2019.

Marcum LLP

Boston, MA
March 13, 2020

BFC CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Cash	$ 186,667
Prepaid Expenses	7,012
CRD-FINRA	2,336
Other assets	4,430
Total assets	$ 200,445

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable	$ 14,383
Accrued expenses	1,583
Total liabilities	15,966
Member's equity	184,479
Total liabilities and member's equity	$ 200,445

The accompanying notes are an integral part of these financial statements.

BFC CAPITAL, LLC
STATEMENT OF INCOME
FOR THE PERIOD MAY 15, 2019 THROUGH DECEMBER 31, 2019

Revenues	
Placement fee revenue	$ 1,055,251
Total revenues	1,055,251
Expenses	
Marketing and Advertising	13,595
Salaries and other compensation	142,978
Legal and professional services	67,158
Rent	11,778
Regulatory expenses	13,306
Insurance	418
Communication and data and technology	3,135
Office and related general and administrative	11,946
Total expenses	264,314
Net income	$ 790,937

The accompanying notes are an integral part of these financial statements.

BFC CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD MAY 15, 2019 THROUGH DECEMBER 31, 2019

	Member's Equity
Balance May 15, 2019 ***	$78,156
Member distributions	(684,614)
Net income	790,937
Balance December 31 , 2019	$184,479

*** Prior to the commencement of broker-dealer operations on May 15, 2019, the Company had no operations and only capital contributions and expenses.

The accompanying notes are an integral part of these financial statements.

BFC CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD MAY 15, 2019 THROUGH DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 790,937
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid assets	(7,012)
CRD FINRA	664
Other assets	(4,430)
Accounts payable	9,771
Accrued expenses	1,583
Total adjustments	576
Net cash provided by operating activities	791,513
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(684,614)
Net cash used in financing activities	(684,614)
Net increase in cash	106,899
Cash beginning of period	79,768
Cash end of year	$ 186,667

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

BFC CAPITAL, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a placement agent in investment banking activities, advising organizations on mergers and acquisitions, in addition to other capital raising strategies. The Company was founded on January 01, 2019, under the laws of the State of Massachusetts under the Commonwealth and was approved by FINRA on May 15, 2019, at which time it commenced broker-dealer operations. These financial statements reflect the activity from the date the broker-dealer operations commenced through December 31, 2019. Prior to the commencement of broker-dealer operations, the Company had no operations and only capital contributions and expenses. The Company is 100% owned by BOSTONIA PARTNERS, LLC, a Delaware limited liability company, (the Parent).

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held in a demand account at a financial institution. At times during the period, cash held at such institution exceeded the $250,000 FDIC coverage limit The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash.

Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

Note 2 - Summary of Significant Accounting Policies - Continued

Revenue Recognition-Continued

The Company derives all its revenues from the performance of investment banking services which is within the scope of ASC 606. Investment banking services may include placement of securities, post-placement consulting services, and merger and acquisition advice. The Company's contracts include non-refundable retainer fees and/or success fees, which may be fixed or represent a percentage of the proceeds a customer receives when the corporate finance activity is completed. During the period ended 12/31/19 the Company's sole revenue stream was derived from the private placement of securities, specifically success fees.

The Company's success fees are paid at the time when the engagement is completed. Success fees are variable consideration and are included in the transaction price and recognized into revenue when it is determined that the reversal of revenue is not probable, and the Company has completed the performance obligation which is typically at the closing of the transaction, the variable constraint. Retainer fees are recorded over time or at a point in time. In instances where the retainer is success driven, the retainer fee is a variable consideration and is deferred until the closing of the transaction. Retainer fees for ongoing advice are recognized over time, as the performance obligation is met. When assessing probability, the Company applies a careful analysis and judgement to the remaining factors necessary for completion of the transaction, including factors outside of the company's control.

Reimbursements, including those that pertain to travel and other out-of-pocket expenses, are recognized into revenue at the point in time in which the Company has an unconditional right to payment. Deferred revenue represents contract liabilities for the amount billed or collected in advance of the performance obligations being completed. At December 31, 2019, there were no reimbursements or deferred revenue recorded.

Leases

For the period May 15, 2019 through December 31, 2019, the Company has no lease commitments, as rent expense is allocated directly to the Company from the Parent.

Income Taxes

The Company passes its taxable income through to the Parent, its sole member. As a result, no federal or state income taxes are provided for, as they are the responsibility of the Parent. For all open tax years for all major taxing jurisdictions, the Company has

Note 2 - Summary of Significant Accounting Policies-Continued

Income Taxes-Continued

concluded that it is a pass -through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period ended December 31, 2019. The Company's conclusions regarding uncertain tax positions are subject to review and adjustment at later dates based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing and the current year remains subject to examination as of December 31, 2019.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $170,701 which exceeded its requirement by $165,701 Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 8:1 or less as its FINRA registration is less than one year. At December 31, 2019, this ratio was .09 to 1.

Note 4 - Exemption From Rule 15c3-3

The Company, a capital acquisition broker-dealer, operates in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 68 of the related FAQ issued by SEC staff on April 4, 2014. In order to avail itself of this option, as described in its membership agreement with FINRA, the firm does not, and will not hold customer funds or securities, and its business activities are, and will remain limited to engaging in private placements of securities and mergers and acquisitions.

Note 5 - Related Party Transactions

The Company has an Expense Sharing Agreement, (the "Agreement") with the Parent. Under the Agreement, the Parent provides administrative services and office space. The Company allocates expenses based on physical space occupied and on an allocation of employee time spent on securities transactions.

Note 5 - Related Party Transactions-Continued

Total expenses under the Agreement for the period May 15, 2019 to December 31, 2019 were $218,107. These expenses are recorded in the respective expense accounts in the Company's statement of operations. As of December 31, 2019, the Company had $6,908 due to the Parent included in accounts payable in the statement of financial condition. The lease obligation for the office space is borne by the Parent and the Company incurs rent expense as specified in the Agreement. Rent expense was $10,698 and is included in the $218,107 for the period May 15, 2019 to December 31, 2019.

Note 6 - Concentration of Revenues

The Company conducted business with four customers for the period May 15, 2019 to December 31, 2019. There were three deals with customers that accounted for greater than 99% of all the revenue during this period. There were no outstanding receivables attributable to these customers as of December 31, 2019.

Note 7 - Commitments and Contingencies

The Company may be subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or assessments or unasserted claims of assessments that would have a material adverse effect on the Company's financial statements. The Company has no commitments or contingencies outstanding at December 31, 2019.

Note 8- Fair Value of Financial Instruments

The Company's financial instruments, including cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities

Note 9 – Subsequent Events

The Company evaluated subsequent events through the date these financial statements were issued and concluded there were no material subsequent events requiring adjustment to or disclosure in these financial statements.

SUPPLEMENTARY INFORMATION

BFC CAPITAL, LLC
SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Schedule I

NET CAPITAL	
Total Member's Equity	$ 184,479
DEDUCTIONS AND/OR CHANGES	
Non-allowable assets	13,778
NET CAPITAL	170,701
Less: Minimum net capital requirements the greater of 12 & 1/2 % of aggregate indebtedness or $5,000 , as defined per the Rule 15c3-1	5,000
EXCESS NET CAPITAL	$ 165,701
AGGREGATE INDEBTEDNESS	$ 15,966
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.09

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of DECEMBER 31, 2019.

See report of independent registered public accounting firm

BFC CAPITAL, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Schedule II

The company is exempt from the reserve requirements under rule 15c3-3 in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 68 of the related FAQ issued by SEC staff on April 4, 2014.To avail itself of this option, the Company does not hold customer funds or securities

BFC CAPITAL, LLC

INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2019

Schedule III

Information for possession or cointrol requirements is not applicable to the Company as it qualifies for exemptiuon in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014. To avail itself of this option, the Company does not hold customer funds or securities.

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption, in which (1) BFC Capital, LLC (the "Company") identified that it does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014 (the "Identified Exemption") and (2) the Company stated that the Company met the Identified Exemption throughout period May 15, 2019 through December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Identified Exemption from Rule 15c3-3 under the Securities Exchange Act of 1934 identified above.

Marcum LLP

Boston, MA
March 13, 2020

MARCUMGROUP
MEMBER

Marcum LLP ▪ 53 State Street ▪ 17th Floor ▪ Boston, Massachusetts 02109 ▪ Phone 617.807.5000 ▪ Fax 617.807.5001 ▪ marcumllp.com

BFC Capital LLC

Assertions Regarding Exemption Provisions

We, as members of management of BFC Capital LLC, (the "Company"), are responsible for compliance with the annual reporting requirements 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority. Management of the Company hereby makes the following assertions:

1) The Company does not claim an exemption under the exemption provisions of SEA Rule 15c3-3, but is exempt in reliance on footnote 74 to SEC Release 34-70073,(the "Identified Exemption"), dated July 30, 2013, and as discussed in Q&A 68 of the related FAQ issued by SEC staff on April 4, 2014.

2) The Company met the Identified Exemption for the period May 15, 2019 through December 31, 2019 without exception.

I, ANITA MOLINO swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Anita P. Molino

TITLE: Principal and CCO

BFC CAPITAL, LLC
FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(PURSUANT TO RULE 17a-5(e)(3))

AS OF DECEMBER 31, 2019, AND FOR THE PERIOD MAY 15, 2019 THROUGH DECEMBER 31, 2019